Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR

7.250% SENIOR SECURED NOTES DUE 2021,

6.500% SENIOR SECURED NOTES DUE 2019 AND

9.375% SENIOR SECURED NOTES DUE 2022

MONTERREY, MEXICO, February 13, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase up to U.S.$475,000,000 (the “Aggregate Maximum Tender Amount”) of the outstanding 7.250% Senior Secured Notes due 2021 issued by CEMEX (the “2021 Notes”), 6.500% Senior Secured Notes due 2019 issued by CEMEX (the “2019 Notes”) and 9.375% Senior Secured Notes due 2022 issued by CEMEX Finance LLC (the “2022 Notes” and, together with the 2021 Notes and the 2019 Notes, the “Notes”), subject to purchase in accordance with the acceptance priority level for each series of Notes (the “Acceptance Priority Level”) and possible proration as described in CEMEX’s Offer to Purchase dated February 13, 2017.

The following table summarizes the material pricing terms for the Tender Offer:

	Issuer	CUSIP / ISIN		Dollars per U.S.$1,000 Principal Amount of Notes
Title of Security			Aggregate Principal Amount Outstanding	Base Consideration		Early Tender Premium		Total Consideration		Acceptance Priority Level
7.250% Senior Secured Notes due 2021	Cemex, S.A.B. de C.V.	151290BK8 / US151290BK88 P22575AF4 / USP22575AF47	U.S.$726,726,000	U.S.$	1,051.25	U.S.$	30.00	U.S.$	1,081.25	1

6.500% Senior Secured Notes due 2019	Cemex, S.A.B. de C.V.	151290BJ1 / US151290BJ16 P2253TJD2 / US P2253TJD20	U.S.$708,107,000	U.S.$	1,037.50	U.S.$	30.00	U.S.$	1,067.50	2

9.375% Senior Secured Notes due 2022	CEMEX Finance LLC	12516UAC9 / US12516UAC99 U12763AC9 / USU12763AC92	U.S.$1,055,594,000	U.S.$	1,065.00	U.S.$	30.00	U.S.$	1,095.00	3

The Notes will be purchased in accordance with the Acceptance Priority Level (in numerical priority order) as set forth in the table above, and proration of the 2021 Notes, 2019 Notes or 2022 Notes will be determined in accordance with the terms of the Tender Offer. If CEMEX purchases any Notes in the Tender Offer, Notes tendered at or prior to 8:00 a.m., New York City time, on February 28, 2017 (the “Early Tender Date”), will be accepted for purchase in priority to other Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher acceptance priority than Notes tendered prior to the Early Tender Date. If at the Early Tender Date the aggregate principal amount of Notes validly tendered exceeds the Aggregate Maximum Tender Amount, CEMEX reserves the right, at its option, not to accept any additional Notes tendered by holders of Notes after the Early Tender Date.

If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, and such Notes will be purchased in accordance with the Acceptance Priority Level, so that all such Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. On any given settlement date, if only a portion of the tendered 2021 Notes, 2019 Notes or 2022 Notes, as applicable, may be accepted for purchase consistent with the Aggregate Maximum Tender Amount, the aggregate principal amount of such Notes accepted for purchase will be prorated based upon the aggregate principal amount of 2021 Notes, 2019 Notes or 2022 Notes, as applicable, that have been validly tendered and not yet accepted for purchase in the Tender Offer (with appropriate adjustment to avoid purchases of Notes in a principal amount other than U.S.$200,000 and an integral multiple of U.S.$1,000 in excess thereof, in the case of the 2021 Notes, U.S.$200,000 and an integral multiple of U.S.$1,000 in excess thereof, in the case of the 2019 Notes, or U.S.$200,000 and an integral multiple of U.S.$1,000 in excess thereof, in the case of the 2022 Notes), provided that in no event shall CEMEX be obligated to purchase an aggregate principal amount of Notes exceeding the Aggregate Maximum Tender Amount. Notes tendered prior to the Early Tender Date will have priority over those Notes tendered after the Early Tender Date notwithstanding any acceptance priority that may exist.

Holders of Notes that are validly tendered at or prior to the Early Tender Date and whose Notes are accepted for purchase will be entitled to receive the applicable Total Consideration, which includes an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes (the “Early Tender Premium”). Holders who tender Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on March 13, 2017 and whose Notes are accepted for purchase will be entitled to receive only the applicable Base Consideration per U.S.$1,000 principal amount of Notes, which amount is equal to the applicable Total Consideration less the Early Tender Premium. Holders who validly tender their Notes in the Tender Offer and whose Notes are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. Holders of Notes who tender their Notes before the withdrawal deadline, which is 8:00 a.m., New York City time, on February 28, 2017, unless extended, may not withdraw their Notes after the withdrawal deadline, unless otherwise required by law. Holders who tender their Notes after the withdrawal deadline may not withdraw their Notes, unless otherwise required by law.

If, at the Early Tender Date, the principal amount of the Notes validly tendered exceeds the Aggregate Maximum Tender Amount (i.e., the Tender Offer is “fully subscribed”), CEMEX has the option not to accept any additional Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Date.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on March 13, 2017 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, CEMEX having sufficient funds available to finance the purchase of the Notes tendered pursuant to the Tender Offer, and to pay all fees and expenses in connection therewith, from CEMEX’s sale of certain assets, together with available cash and/or borrowings under the revolving tranche of CEMEX’s facilities agreement, dated September 29, 2014 (as amended and restated).

CEMEX has retained HSBC Securities (USA) Inc. (“HSBC Securities”) to act as Dealer Manager for the Tender Offer. Holders with questions about the Tender Offer can contact HSBC Securities’ Liability Management Group at +1 (888) 472-2456 (toll free) or +1 (212) 525-5552 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, Global Bondholder Services Corporation, at +1(866) 470-3700 (toll-free) or +1(212) 430-3774 (collect for banks and brokers).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which will be delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Manager, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, or have been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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